Exhibit 99.1

May 6, 2012

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: GAZIT-GLOBE LTD. (THE “COMPANY”) – IMMEDIATE REPORT REGARDING JOINT

PROPOSAL WITH SUBSIDIARY, FIRST CAPITAL REALTY, FOR GAZIT-GLOBE TO

ACQUIRE ALL OUTSTANDING SHARES OF SUBSIDIARY, GAZIT AMERICA, AND FOR

THE ASSETS OF GAZIT AMERICA TO BE ACQUIRED BY FIRST CAPITAL REALTY

The Company is pleased to report that on May 4, 2012 it submitted to Gazit America Inc. (“GAA”)1, together with First Capital Realty Inc. (“FCR”)2, a non-binding preliminary proposal (“Preliminary Proposal”) whereby:

(1)	The Company would acquire all outstanding share of GAA not already beneficially owned by the Company (approximately 26.9% of GAA’s outstanding shares) (the “Minority Shares”) for consideration valued at CAD $7.07 for each share of GAA, payable in cash and common shares of FCR;

(2)	FCR shall acquire ProMed Properties (CA) (“ProMed”) from GAA. ProMed is a private company fully owned by GAA, that holds medical office and retail properties. FCR shall also assume certain property-related indebtedness of GAA with respect to ProMed. Payment for ProMed shares will be made through the issuance of FCR common shares.

The Preliminary Proposal, which shall be implemented through an arrangement agreement (the “Arrangement Agreement”) will require court approval in Canada and, among other things, the approval of the holders of the Minority Shares of GAA at an extraordinary general meeting of its shareholders (“Extraordinary General Meeting”). Completion of the proposed transaction is conditional upon satisfactory completion of due diligence by the Company and FCR, the negotiation of definitive transaction agreements and certain other customary conditions. The proposed transaction would be expected to close in July 2012.

[1]	The Company’s fully consolidated subsidiary traded on the Toronto Stock Exchange. As of the date of this report, the Company holds 73.1% of GAA’s outstanding shares.
[2]	The Company’s fully consolidated subsidiary traded on the Toronto Stock Exchange. As of the date of this report, the Company holds 50.21% of FCR’s outstanding shares.

The consideration value of CAD$ 7.07 per share of GAA shall be comprised of cash payment to the holders of the Minority Shares of GAA valued at CAD$ 2.90 (subject to adjustment based on the share price of Equity One, Inc.3, of which GAA holds 12.68% of the share capital and 12.53% of the voting rights) and 0.222 common shares of FCR for each GAA common share, based on a price for FCR common shares of CAD$ 18.75 (subject to adjustment). This would represent a premium of 41.4% and 43.8%, respectively, to the closing price of GAA on May 3, 2012 and the most recent 20-trading day volume-weighted price of its common shares, both on the Toronto Stock Exchange.

In light of the fact that the Chairman of the Board of the Company, Mr. Chaim Katzman, his deputy, Mr. Dori Segal, and the President of the Company, Mr. Roni Soffer, hold positions in FCR and/or GAA, the transaction is subject to the approval of the Audit Committee of the Company and its Board of Directors, the latter of which has authorized the Audit Committee to review and approve the delivery of the proposal.

We attach below copies of the joint announcements of the Company and FCR as well as a copy of the announcement by GAA, all as published in Canada on May 4, 2012.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[3]	The Company’s fully consolidated subsidiary traded on the New York Stock Exchange. As of the date of this report, the Company holds 34.10% of EQY’s outstanding shares and 33.70% of its voting rights.

GAZIT-GLOBE AND FIRST CAPITAL REALTY ANNOUNCE PROPOSAL TO TAKE

GAZIT AMERICA PRIVATE AND ACQUISITION OF GAZIT AMERICA’S MEDICAL

OFFICE AND RETAIL PROPERTIES BY FIRST CAPITAL REALTY

Tel-Aviv, Israel and Toronto, Ontario (May 4, 2012) – Gazit-Globe Ltd. (“Gazit-Globe”) (TASE: GLOB; NYSE: GZT) and First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) announced today that Gazit-Globe and First Capital Realty have submitted a non-binding preliminary proposal to Gazit America Inc. (“Gazit America”) (TSX: GAA) with respect to the acquisition by Gazit-Globe of all of the common shares of Gazit America not already beneficially owned by Gazit-Globe for consideration valued at $7.07 for each share of Gazit America, payable in cash and common shares of First Capital Realty. The preliminary transaction proposal and consideration are subject to full due diligence and adjustment. Gazit-Globe currently beneficially owns approximately 73.1% of the outstanding shares of Gazit America. The preliminary proposal, which is structured as an arrangement, would require, among other things, approval by the minority shareholders of Gazit America at a special meeting called for this purpose (the “Special Meeting”).

The cash portion of the consideration will be $2.90 for each share of Gazit America, subject to adjustment based on the 20-trading day volume-weighted average share price of the common shares of Equity One, Inc. (“Equity One”) on the seventh trading day prior to the Special Meeting. If such price is greater than US$21.75 or less than US$20.75, the cash portion will increase or decrease, respectively, by the amount in Canadian dollars equal to 40% of the number of US dollars by which such price is greater than US$21.75 or is less than US$20.75.

The First Capital Realty common shares to be distributed to Gazit America minority shareholders will be the prorata portion of those delivered by First Capital Realty in payment by it for the shares of Gazit America’s subsidiaries, ProMed Properties (CA) Inc. (“ProMed”), which owns the medical office and retail properties of Gazit America and ProMed Asset Management Inc., and for the assumption of certain property-related indebtedness from Gazit America. As part of the preliminary proposal, First Capital Realty is prepared to purchase these shares from Gazit America and assume this indebtedness from Gazit America. Payment for those shares and indebtedness will be made by the delivery of a number of First Capital Realty common shares determined by reference to the 20-trading day volume-weighted average share price on the seventh trading day prior to the Special Meeting, but in no case will this price per share be less than $18.25 or greater than $19.25.

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The consideration value of $7.07 per share of Gazit America assumes a price of $18.75 per share for the First Capital Realty common shares, a market price of US$21.26 per share for the Equity One shares and the receipt by the minority shareholders of Gazit America of a cash payment of $2.90 and 0.2222 common shares of First Capital Realty for each Gazit America common share. This would represent a premium of 41.4% and 43.8%, respectively, to the closing price and 20-trading day volume-weighted price, respectively, of the common shares of Gazit America on May 3, 2012.

Completion of the proposed transaction is conditional upon satisfactory completion of due diligence by Gazit-Globe and First Capital Realty, the negotiation of definitive transaction agreements and certain other customary conditions. The proposed transaction would be expected to close in July 2012.

Roni Soffer, President of Gazit-Globe said: “This arrangement proposal represents a win-win situation for all parties. Gazit America’s shareholders will be able to realize a significant premium on their common shares, First Capital Realty will acquire a quality portfolio of medical office and retail assets at a fair price, and the resulting structure will be simplified and provide for increased corporate and operational efficiency from Gazit-Globe’s perspective”.

ProMed owns 12 medical office and retail properties and a 50% interest in a thirteenth property jointly owned with First Capital Realty, totalling approximately 930,000 square feet of leaseable space located close to existing First Capital Realty properties in Calgary, Edmonton, the Greater Toronto Area, London Ontario, Ottawa and the Greater Montreal Area. Approximately 75% of total monthly rents at the ProMed properties are derived from personal and health care tenants including primary care networks, family health teams, pharmacies and laboratories, as well as doctors, dentists and other individual healthcare professionals, with the balance derived from leading grocery and drug stores, banks and financial institutions, national and discount retailers, as well as fast food and coffee shops. The ProMed properties were 88.4% occupied at December 31, 2011.

“The proposed acquisition of ProMed, which will be rebranded to First Medical, is an excellent fit with our portfolio and enhances our strategic focus,” said Dori J. Segal, President and CEO of First Capital Realty. “The properties will increase First Capital’s presence in our existing geographic markets and expand our offering of health and personal care services, a key destination for consumer needs for everyday life.”

A conference call regarding the transaction will be held on Monday, May 7, 2012 at 8.30 a.m.

Teleconference: You can participate in the live conference toll-free at 866-226-1792 or at 416-340-2216 and for international participants at 800-9559-6849. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through May 23, 2012 and can be accessed by dialing toll free 800-408-3053 or 905-694-9451 with access code 5888728.

Webcast: To access the webcast, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on First Capital Realty’s Home Page. The webcast will be archived on First Capital Realty’s home page for 30 days and can be accessed thereafter in the ‘Investors’ section of First Capital Realty’s website, under ‘Conference Calls’.

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Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. If you hang up, you can reconnect by dialing 866-226-1792 or 416-340-2216 or 800-9559-6849 International. For assistance at any point during the call, press ‘*0’.

A presentation on the assets being acquired and the numerous strategic benefits and details of the transaction is available on First Capital Realty’s web site at www.firstcapitalrealty.ca.

ABOUT GAZIT-GLOBE (TASE: GLOB; NYSE: GZT)

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, Gazit-Globe is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. Gazit-Globe is also listed on the New York Stock Exchange (NYSE: GZT). The group operates properties with a total value of approximately USD$18.5 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 73 million square feet.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets. The company currently owns interests in 166 properties, including seven under greenfield development, totalling approximately 23.1 million square feet of gross leasable area and three sites in the planning stage for future retail development.

ABOUT GAZIT AMERICA (TSX: GAA)

Gazit America currently has interests in thirteen properties totaling approximately 930,000 square feet (at Gazit America’s interest) of rentable space located in Longueuil and Montreal, Quebec, Cambridge, London, Mississauga, Toronto, Kitchener and Ottawa, Ontario, and Edmonton and Calgary, Alberta. In addition, the company owns approximately 12.5% of Equity One, Inc. (NYSE: EQY), a U.S. real estate investment trust.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “estimates”, “will” and similar expressions. The forward-looking statements are not historical facts but reflect the current expectations of Gazit-Globe and First Capital Realty, as applicable, regarding future results or events and are based on information currently available to management of such entities.

Management of each of Gazit-Globe and First Capital Realty believe that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, management of such entities can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements include, but are not limited to, risks associated with negotiating definitive agreements and satisfying approvals and other conditions for such a transaction, share price volatility for First Capital Realty and Equity One, Inc. and general economic conditions. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Each of Gazit-Globe and First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

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For further information regarding Gazit-Globe:

Roni Soffer, President

Gadi Cunia, Senior Executive V.P. and C.F.O.

Gazit Globe, Ltd.

1 HaShalom Rd

Tel Aviv, Israel 67892

Tel: 972 3 694 8000

www.gazit-globe.com

For further information regarding First Capital Realty:

Dori J. Segal, President & C.E.O., or

Karen H. Weaver, E.V.P. & C.F.O.

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

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NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

PRESS RELEASE

GAZIT AMERICA ANNOUNCES RECEIPT OF TRANSACTION PROPOSAL AND

FORMATION OF A SPECIAL COMMITTEE

Toronto, Ontario (May 4, 2012) – Gazit America Inc. (“Gazit America”) (TSX: GAA) announced today that its Board of Directors has formed a Special Committee to consider and make recommendations to the Board of Directors with respect to a non-binding preliminary transaction proposal received by Gazit America from Gazit-Globe Ltd. (“Gazit-Globe”) and First Capital Realty Inc. (“First Capital”) with respect to the acquisition by Gazit-Globe of all of the common shares of Gazit America not already beneficially owned by Gazit-Globe for consideration which Gazit-Globe and First Capital have valued at $7.07 for each share of Gazit America, based on certain assumptions, payable in cash and common shares of First Capital (the “Transaction Proposal”). The Transaction Proposal is structured as an arrangement which would require, among other things, approval by the minority shareholders of Gazit America at a special meeting called for this purpose. As part of the arrangement, the Transaction Proposal contemplates that First Capital will acquire all of the shares of ProMed Properties (CA) Inc., which owns the medical office and retail properties of Gazit America, and ProMed Asset Management Inc. The Transaction Proposal is subject to full due diligence and adjustment by Gazit-Globe and First Capital. Further information regarding the Transaction Proposal is contained in the joint news release issued today by Gazit-Globe and First Capital.

The members of the Special Committee are Gary Samuel (Chair), Gary Goodman, Lewis Reford and Pamela Spackman, each of whom is independent of Gazit-Globe and First Capital. The Special Committee has engaged Stikeman Elliott LLP to act as its independent legal advisor and has retained Brookfield Financial Corp. to act as independent valuator to prepare a valuation of Gazit America, as required by applicable securities laws, in connection with its evaluation of the Transaction Proposal. Osler, Hoskin & Harcourt LLP will act as legal advisor to Gazit America.

ABOUT GAZIT AMERICA (TSX: GAA)

Gazit America’s goal is to acquire and develop best in class medical office, health care retail, and mixed use properties, operate them well and continually add value. The Company currently has interest in thirteen properties totalling approximately 930,000 square feet (representing the Company’s proportionate interest) of rentable space located in Longueuil and Montreal, Quebec, Cambridge, London, Mississauga, Toronto, Kitchener and Ottawa, Ontario, and Edmonton and Calgary, Alberta. In addition, the Company owns approximately 12.5% of Equity One, Inc. (NYSE: EQY), a U.S. real estate investment trust.

For further information:

Gail Mifsud, C.E.O.

Gazit America Inc.

109 Atlantic Avenue, Suite 303

Toronto, Ontario, Canada M6K 1X4

Tel: (416) 447-6400

Fax: (416) 447-6488

investor.relations@gazitamerica.com

www.gazitamerica.com

FORWARD LOOKING STATEMENT ADVISORY

This press release contains forward-looking statements, and other statements concerning Gazit America’s objectives and strategies and management’s beliefs, plans, estimates and intentions. The forward-looking statements are not historical facts but reflect Gazit America’s current expectations regarding future results or events and are based on information currently available to management. Certain material factors and assumptions were applied in providing these forward-looking statements. All forward-looking statements in this press release are qualified by these cautionary statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including that the transactions contemplated by the Transaction Proposal will not proceed in the manner described or at all, including that definitive agreements will not be negotiated, or that any required approvals and other conditions will not be received or satisfied, on terms satisfactory to Gazit America or at all, general economic conditions, and the matters discussed under “Risks and Uncertainties” in Gazit America’s current Management’s Discussion and Analysis and “Risk Factors” in Gazit America’s current Annual Information Form.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Gazit America undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by securities laws.

These forward-looking statements are made as of the date of this press release.